UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Completes Acquisition of In Motion Technology

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 4, 2014--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that it has completed the acquisition of Vancouver-based In Motion Technology (“In Motion”) for $21 million US dollars in cash consideration, subject to certain post-closing adjustments.

In Motion is a leader in mobile enterprise solutions, providing rugged in-vehicle mobile routers tightly integrated with an advanced mobile-optimized security system and a powerful management and application platform. The complete solution enables organizations to connect and manage mobile operations, vehicles, and workforces more efficiently, reliably and securely.

Sierra Wireless and In Motion will together provide the broadest choice of device-to-cloud solutions for enterprise customers, from simple gateways to full featured mobile routers, as well as a comprehensive suite of cloud services and applications. The combined company will hold a strong leadership position and unique capabilities in important growth segments, including public safety, transit, and commercial fleet.

During 2013, In Motion generated $15 million US dollars in revenue and gross margin was 50 percent of revenue.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

About In Motion Technology

In Motion Technology is the leader in mobile enterprise networks that provide customers with fleets in mission critical environments with a secure, managed end-to-end communications system. The company’s solution includes a powerful management platform, an application suite designed to improve situational awareness, industry leading mobile-optimized security and a rugged in-vehicle mobile router. In Motion’s solutions are used by hundreds of public safety, transit and utility fleets across the United States and Canada.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media Contact:
Sharlene Myers, +1 604-232-1445
smyers@sierrawireless.com
or
Investor Contact:
Dave McLennan, +1 604-231-1181
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	March 4, 2014